Exhibit 12.1

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings before income taxes	$9,924	$9,615	$10,650	$12,542	$13,004
Add (deduct):
Dividends from less than 50% owned affiliates	117	127	107	1	—
Fixed charges	1,166	1,232	1,284	1,216	1,115
Interest capitalized, net of amortization	—	(3)	1	4	2

Earnings available for fixed charges	$11,207	$10,971	$12,042	$13,763	$14,121

Fixed charges:
Interest incurred	$1,071	$1,137	$1,172	$1,105	$1,009
Portion of rent expense deemed to represent interest factor	95	95	112	111	106

Fixed charges	$1,166	$1,232	$1,284	$1,216	$1,115

Ratio of earnings to fixed charges	9.6	8.9	9.4	11.3	12.7